l:\secfiles\10-Q\2ndqtr94\exhib99b.doc 6
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                                                                 EXHIBIT 99(b)
                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS
- ------------------------------------------------------------------------------
                      Statement of Consolidated Operations and
                     Available Separate Consolidated Net Income
                                                            Six Months Ended
                                         Second Quarter         June 30,
                                       ------------------  ------------------
                                           1994      1993      1994      1993
                                       ------------------  ------------------
                                       (Dollars in Millions
                                       Except per Share Amounts)
Revenues
  Net sales
    Outside customers                  $2,195.5  $2,188.1  $4,496.4  $4,298.0
    General Motors and affiliates       1,322.3   1,121.3   2,582.2   2,181.0
  Other income - net                       18.1       6.0      44.6      17.6
                                        -------   -------   -------   -------
      Total Revenues                    3,535.9   3,315.4   7,123.2   6,496.6
                                        -------   -------   -------   -------
Costs and Expenses
  Cost of sales and other operating charges,
    exclusive of items listed below     2,735.9   2,622.2   5,504.5   5,112.3
  Selling, general, and administrative
    expenses                              246.9     214.4     440.5     444.3
  Depreciation and amortization           116.1      95.0     228.9     231.3
  Amortization of GM purchase accounting
    adjustments related to Hughes          30.9      30.9      61.9      61.9
  Interest expense - net                    5.5       4.5       9.5      19.0
                                        -------   -------   -------   -------
      Total Costs and Expenses          3,135.3   2,967.0   6,245.3   5,868.8
                                        -------   -------   -------   -------
Income before Income Taxes                400.6     348.4     877.9     627.8
United States, foreign, and other
  income taxes                            164.2     147.3     360.0     268.4
                                        -------   -------   -------   -------
Income before cumulative effect
  of accounting change                    236.4     201.1     517.9     359.4
Cumulative effect of accounting
  change (Note 1)                             -         -     (30.4)        -
                                        -------   -------   -------   -------
Net Income                                236.4     201.1     487.5     359.4
Adjustments to exclude the effect of
  GM purchase accounting adjustments
  related to Hughes (Note 2)               30.9      30.9      61.9      61.9
                                        -------   -------   -------   -------
Earnings Used for Computation of Available
  Separate Consolidated Net Income       $267.3    $232.0    $549.4    $421.3
                                        =======   =======   =======  ========
Available Separate Consolidated Net Income (Note 2)
  Average number of shares of GM
    Class H Common Stock outstanding
    (in millions) (Numerator)              91.7      86.0      91.2      89.1
  Class H dividend base (in millions)
    (Denominator)                         399.9     399.9     399.9     399.9
  Available Separate Consolidated
    Net Income                            $61.3     $50.0    $125.3     $94.4
                                        =======   =======   =======   =======
Earnings Attributable to GM
  Class H Common Stock on a
  Per Share Basis (Note 2)
    Before cumulative effect of
      accounting change                   $0.67     $0.58     $1.45     $1.05
    Cumulative effect of accounting
      change (Note 1)                        -         -      (0.08)        -
                                           ----      ----      ----      ----
    Net earnings attributable to
      GM Class H Common Stock             $0.67     $0.58     $1.37     $1.05
                                           ====      ====      ====      ====
Reference should be made to the Notes to Consolidated Financial Statements.

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                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheet

                                                       June 30,  December 31,
                                  ASSETS                 1994          1993
                                                    -------------------------
                                                      (Dollars in Millions
                                                    Except Per Share Amount)
Current Assets
  Cash and cash equivalents                          $1,242.5      $1,008.7
  Accounts and notes receivable
    Trade receivables (less allowances)                 652.6         736.7
    General Motors and affiliates                       177.5         404.1
  Contracts in process, less advances and
    progress payments                                 2,693.7       2,376.8
  Inventories (less allowances)
    Productive material, work in process,
      and supplies                                    1,123.8         957.1
    Finished product                                    119.8         103.3
  Prepaid expenses, including deferred income taxes     129.0         127.6
                                                     --------      --------
        Total Current Assets                          6,138.9       5,714.3
Property-Net                                          2,591.1       2,634.4
Telecommunications and Other Equipment - Net            860.1         767.6
Intangible Assets, net of amortization                3,338.9       3,374.4
Investments and Other Assets, Including Deferred
  Income Taxes - principally at cost
  (less allowances)                                   1,577.7       1,626.4
                                                     --------      --------
Total Assets                                        $14,506.7     $14,117.1
                                                     ========      ========


                        LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
  Accounts payable
    Outside                                            $879.1        $717.1
    General Motors and affiliates                        67.0         117.5
  Advances on contracts                                 552.8         660.6
  Notes and loans payable                                71.9          77.8
  United States, foreign, and other
    income taxes payable                                162.3         102.1
  Accrued liabilities                                 1,789.7       1,874.0
                                                     --------      --------
      Total Current Liabilities                       3,522.8       3,549.1
                                                     --------      --------
Long-Term Debt and Capitalized Leases                   424.6         416.8
                                                     --------      --------
Postretirement Benefits Other Than Pensions (Note 3)  1,501.1       1,446.3
                                                     --------      --------
Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                1,411.3       1,376.8
                                                     --------      --------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10
    par value) and additional paid-in capital         6,325.1       6,323.1
  Net income retained for use in the business         1,465.7       1,138.2
                                                     --------      --------
    Subtotal                                          7,790.8       7,461.3
  Minimum pension liability adjustment                 (120.4)       (120.4)
  Accumulated foreign currency translation
    adjustments                                         (23.5)        (12.8)
                                                     --------      --------
      Total Stockholder's Equity                      7,646.9       7,328.1
                                                     --------      --------
Total Liabilities and Stockholder's Equity          $14,506.7     $14,117.1
                                                     ========      ========

Reference should be made to the Notes to Consolidated Financial Statements.

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                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
                   Condensed Statement of Consolidated Cash Flows

                                                       Six Months Ended
                                                           June 30,
                                                      ------------------
                                                         1994       1993
                                                      ------------------
                                                     (Dollars in Millions)

Net Cash Provided by Operating Activities              $485.9     $835.6
                                                      -------      -----
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired             -      (45.8)
  Expenditures for property and special tools          (175.8)    (130.8)
  Expenditures for telecommunications
    and other equipment                                (134.7)     (51.5)
  Proceeds from disposals of property                    15.1       87.1
  Net collections on notes receivable                   201.4       17.9
  Other                                                     -        1.9
                                                      -------      -----
    Net Cash Used in Investing Activities               (94.0)    (121.2)
                                                      -------      -----
Cash Flows from Financing Activities
  Net decrease in notes and
    loans payable                                        (5.9)     (75.6)
  Increase in long-term debt                             14.4       52.6
  Decrease in long-term debt                             (6.6)     (32.5)
  Cash dividends paid to General Motors                (160.0)    (144.0)
                                                      -------      -----
    Net Cash Used in Financing Activities              (158.1)    (199.5)
                                                      -------      -----
Net increase in cash and cash equivalents               233.8      514.9
Cash and cash equivalents at beginning
  of the period                                       1,008.7      702.7
                                                      -------      -----
Cash and cash equivalents at end of the period       $1,242.5   $1,217.6
                                                      =======    =======

Certain amounts for 1993 have been reclassified to conform with 1994 classifications.
Reference should be made to the Notes to Consolidated Financial Statements.


                     Notes To Consolidated Financial Statements

  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits, as described in Note 1), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1993 Annual Report to the SEC on Form 10-K.

Note 1.
  Effective January 1, 1994, GMHE adopted SFAS No. 112. The Standard requires accrual of the costs of benefits provided to former or inactive employees after employment, but before retirement. The unfavorable cumulative effect of adopting this Standard was $30.4 million, net of income taxes of $19.2 million, or $0.08 per share of GM Class H common stock. The noncash charge is primarily related to Delco Electronics Corporation's extended-disability benefit program in the U.S. which, under the new accounting Standard, will be accrued on a service-driven basis. The ongoing effect was not material.

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                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES
Note 2.
  Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of GM (which includes 100% of the stock of GMHE). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of GMHE since the acquisition of Hughes Aircraft Company (Hughes) by GM. The Available Separate Consolidated Net Income of GMHE is determined quarterly and is equal to the separate consolidated net income of GMHE, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million shares during the second quarters of 1994 and 1993.

  The denominator used in determining the Available Separate Consolidated Net Income of GMHE is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from GMHE. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by GMHE and to increase as such shares are used, at GMHE expense, for GMHE employee benefit plans or acquisitions.

  Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay cash dividends approximately equal to 35% of the Available Separate Consolidated Net Income of GMHE for the prior year. In February 1994, the GM Board increased the quarterly dividends on Class H common stock from $0.18 per share to $0.20 per share. Notwithstanding the current dividend policy, the GM Board declared dividends on the GM Class H Common Stock of $0.18 per share for each of the quarters of 1993, which was more than 35% of the Available Separate Consolidated Net Loss of GMHE for 1992. The GM Board determined that 1992 Available Separate Consolidated Net Income of GMHE used as a basis for 1993 dividends was calculated without giving effect to the special restructuring charge at Hughes.

  Consistent with Delaware law, which governs the amount legally available for the payment of dividends on GM's common stock, the GM Board of Directors has determined that such amount is materially higher than GM's capital surplus plus net income retained for use in the business (less accumulated deficit).

Note 3.
  GMHE has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, GMHE does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of GMHE (other than pensions) represent legally enforceable liabilities of GMHE.

                        Management's Discussion and Analysis*

Results of Operations
- ---------------------

  GMHE reported second quarter earnings, before the effects of purchase accounting adjustments related to General Motors' acquisition of Hughes, of $267.3 million, a 15.2% increase from the $232.0 million reported in the second quarter of 1993. Earnings per share of GM Class H common stock, on the same basis, increased 15.5% to $0.67 per share from $0.58 per share in the comparable period of 1993.

* The following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes (see Supplemental Data on page 50).

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

  Revenues for the period were $3,535.9 million, a 6.7% increase over the $3,315.4 million recorded in the second quarter of 1993. Costs and expenses as a percentage of revenues decreased to 87.8% from 88.6% in the second quarter of 1993. Income taxes were $164.2 million, or 38.1% of income before income taxes, for the quarter compared with $147.3 million, or 38.8% of income before income taxes, in the comparable quarter of 1993.

  Operating profit was $418.9 million for the second quarter, a 10.9% increase from operating profit of $377.8 million reported in the comparable quarter of 1993. The operating profit margin improved to 11.9% for the quarter, compared with 11.4% for the same quarter of 1993. Effective with the first quarter of 1994, calculation of the operating profit margin is based on net sales rather than revenues. Second quarter and six month 1993 amounts have been restated on this basis.

  Second quarter results reflected growth in the non-defense portion of the company and continued success at improving operating performance. Revenue growth is attributable to the Automotive Electronics and Telecommunications and Space business segments with earnings increases coming from both the Automotive Electronics and Defense Electronics businesses. Continued strength in the domestic automotive market and demand for telecommunications products and services provided by GMHE continue to expand the revenue base while efforts to improve competitiveness in the defense businesses are increasing the operating profit margins.

  The Automotive Electronics segment reported revenues for the quarter of $1,435.3 million, an increase of 24.3% from revenues of $1,154.7 million for the same period in 1993. The increase reflects a 12.5% increase in GM vehicles produced in North America, a 13.6% increase in GMHE-supplied electronic content in these vehicles, from $708 to $804 per vehicle, and an 18.7% increase in international and non-GM sales, from $171 million to $203 million. Operating profit for the quarter increased 33.5% to $220.6 million from $165.3 million for the comparable period last year reflecting increased production volumes and continued cost reductions. These factors resulted in an increase in the operating profit margin to 15.5% from 14.4% in the second quarter of 1993.

  The Telecommunications and Space segment reported revenues for the quarter of $548.9 million, an increase of 24.6% from revenues of $440.4 million in the second quarter of 1993, due primarily to increased efforts on government-related satellite manufacturing programs and the BellSouth Cellular Corporation contract to supply cellular communications equipment. Operating profit in the second quarter decreased to $23.0 million from $60.1 million in the same period in 1993 and the operating profit margin decreased to 4.2% from 13.7%. The decrease was due to fewer sales as compared to leases of satellite transponders, a charge recorded on the Mobile Satellite program due to subcontractor antenna problems and increased operating costs for DIRECTV resulting from the initiation of service in June.

  The Defense Electronics segment reported revenues of $1,388.6 million, a decrease of 10.5% from revenues of $1,552.3 million for the same period of 1993. Operating profit increased 13.9% to $181.2 million from $159.1 million in the comparable quarter of 1993 and the operating profit margin improved to 13.1% from 10.2%. The decrease in revenues was primarily due to reduced production rates on the Stinger, Tomahawk, and Advanced Medium-Range Air-to-Air Missile (AMRAAM) programs as well as the Advanced Capability (ADCAP) torpedo program. In addition, the anticipated termination of the Advanced Cruise Missile program at the end of 1993 and the termination of the Follow-On Early-Warning System earlier this year contributed to the decline. The increase in operating profit and the improvement in the operating profit margin was a result of ongoing efforts to reduce costs across GMHE's defense businesses and continuing benefits from the consolidation of the missile business.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES


  Commercial Technologies segment revenues were $163.1 million, slightly less than the $168.0 million in the second quarter of 1993 due primarily to the sale of Hughes Rediffusion Simulation Limited and related entities in December 1993 and the Interconnect Systems Division in April 1993, offset by increased effort on air traffic control programs and the Earth Observing System Data and Information System (EOSDIS) contract awarded in the first quarter of 1993.
The operating loss for the quarter was $3.3 million compared to a loss of $2.2 million in the second quarter of 1993. The operating loss reflects losses at Hughes-Avicom International, Inc. relating to product development and initial system service of in-flight entertainment systems as well as increased development costs for new products.

Liquidity and Capital Resources
- -------------------------------

  Cash and cash equivalents at June 30, 1994 amounted to $1,242.5 million, an increase of $233.8 million over December 31, 1993. The increase primarily reflects net cash provided by operating activities of $485.9 million and payments received on a note receivable from GM of $200.0 million offset by cash dividends paid to General Motors of $160.0 million, expenditures for property and special tools of $175.8 million and expenditures for telecom-munications and other equipment of $134.7 million.

  As a measure of liquidity, GMHE's current ratio (ratio of current assets to current liabilities) increased to 1.74 at June 30, 1994 from 1.61 at December 31, 1993.

  Capital expenditures, including expenditures for telecommunications and other equipment, increased to $310.5 million from $182.3 million in the comparable period in 1993.

  Long-term debt and capitalized leases increased slightly from $416.8 million at December 31, 1993 to $424.6 million at June 30, 1994. The ratio of long-term debt to the total of such debt and proforma stockholder's equity improved to 8.5% at June 30, 1994 from 9.0% at December 31, 1993.

                                  Supplemental Data

  The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 2 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of purchase accounting adjustments associated with GM's purchase of Hughes was $30.9 million for the second quarters of 1994 and 1993. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes were $3,067.2 million at June 30, 1994 and $3,129.1 million at December 31, 1993.

  In order to provide additional analytical data to the users of GMHE's financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of GMHE available for the payment of dividends on GM Class H common stock is determined, the pro forma data exclude the General Motors' purchase accounting adjustments related to the acquisition of Hughes. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in GMHE.

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*

Pro Forma Condensed Statement of Consolidated Operations

                                                            Six Months Ended
                                         Second Quarter         June 30,
                                       ------------------  ------------------
                                           1994      1993      1994      1993
                                       ------------------  ------------------
                                             (Dollars in Millions
                                             Except per Share Amounts)

Total Revenues                         $3,535.9  $3,315.4  $7,123.2  $6,496.6
Total Costs and Expenses                3,104.4   2,936.1   6,183.4   5,806.9
                                        -------   -------   -------   -------
Income before Income Taxes                431.5     379.3     939.8     689.7
United States, foreign, and other
  income taxes                            164.2     147.3     360.0     268.4
                                        -------   -------   -------   -------
Income before cumulative
  effect of accounting change             267.3     232.0     579.8     421.3
Cumulative effect of accounting change        -         -     (30.4)        -
                                        -------   -------   -------   -------
Earnings Used for Computation of
  Available Separate Consolidated
  Net Income                             $267.3    $232.0    $549.4    $421.3
                                        =======   =======   =======   =======
Earnings Attributable to General
  Motors Class H Common Stock on a
  Per Share Basis
    Before cumulative effect of
      accounting change                   $0.67     $0.58     $1.45     $1.05
    Cumulative effect of accounting change    -         -     (0.08)        -
                                           ----      ----      ----      ----
    Net earnings attributable to
      General Motors Class H Common Stock $0.67     $0.58     $1.37     $1.05
                                           ====      ====      ====      ====

Pro Forma Condensed Consolidated Balance Sheet
                                                     June 30,    December 31,
                                  ASSETS               1994            1993
                                                    -------------------------
                                                      (Dollars in Millions)

Total Current Assets                                 $6,138.9      $5,714.3
Property - Net                                        2,591.1       2,634.4
Telecommunication and Other Equipment - Net             860.1         767.6
Intangible Assets, Investments, and Other Assets      1,849.4       1,871.7
                                                     --------      --------
Total Assets                                        $11,439.5     $10,988.0
                                                     ========      ========

                LIABILITIES AND STOCKHOLDER'S EQUITY

Total Current Liabilities                            $3,522.8      $3,549.1
Long-Term Debt and Capitalized Leases                   424.6         416.8
Postretirement Benefits Other Than Pensions,
  Other Liabilities, Deferred Income Taxes,
  and Deferred Credits                                2,912.4       2,823.1
Total Stockholder's Equity**                          4,579.7       4,199.0
                                                     --------      --------
Total Liabilities and Stockholder's Equity**        $11,439.5     $10,988.0
                                                     ========      ========

 * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
** General Motors' equity in its wholly-owned subsidiary, GMHE. Holders of GM Class H common stock have no direct rights in the equity or assets of GMHE, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of GMHE).

                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*
Pro Forma Selected Segment Data
                                                          Six Months Ended
                                      Second Quarter          June 30,
                                    ------------------  -------------------
                                        1994      1993      1994       1993
                                    ------------------  -------------------
                                             (Dollars in Millions)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount                            $1,435.3  $1,154.7  $2,723.2   $2,278.9
  As a percentage of GMHE Revenues      40.6%     34.8%     38.2%      35.1%
Net Sales                           $1,421.3  $1,146.5  $2,702.1   $2,266.9
Operating Profit (1)                  $220.6    $165.3    $444.3     $318.8
Operating Profit Margin(2)              15.5%     14.4%     16.4%      14.1%
Depreciation and Amortization          $40.2     $27.8     $78.8      $65.4
Capital Expenditures                   $13.6     $19.2     $52.1      $36.4
TELECOMMUNICATIONS AND SPACE
Revenues
  Amount                              $548.9    $440.4  $1,148.4     $902.5
  As a percentage of GMHE Revenues      15.5%     13.3%     16.1%      13.9%
Net Sales                             $546.9   $440.0   $1,150.6    $899.4
Operating Profit (1)                   $23.0     $60.1    $136.5      $85.3
Operating Profit Margin(2)               4.2%     13.7%     11.9%       9.5%
Depreciation and Amortization(3)       $26.9     $21.2     $54.6      $52.7
Capital Expenditures(4)                $60.8     $72.6    $180.6      $95.3
DEFENSE ELECTRONICS
Revenues
  Amount                            $1,388.6  $1,552.3  $2,946.9   $2,979.0
  As a percentage of GMHE Revenues      39.3%     46.8%     41.4%      45.8%
Net Sales                           $1,383.3 $1,552.8   $2,918.5  $2,974.0
Operating Profit (1)                  $181.2    $159.1    $332.6     $289.8
Operating Profit Margin(2)              13.1%     10.2%     11.4%       9.7%
Depreciation and Amortization(3)       $39.7     $37.2     $80.4      $91.9
Capital Expenditures                   $31.8     $26.2     $66.2      $45.6
COMMERCIAL TECHNOLOGIES
Revenues
  Amount                              $163.1    $168.0    $304.7     $336.2
  As a percentage of GMHE Revenues       4.6%      5.1%      4.3%       5.2%
Net Sales                             $166.3   $170.1     $307.4    $338.7
Operating Profit (Loss)(1)             ($3.3)    ($2.2)    ($4.1)      $6.4
Operating Profit (Loss) Margin(2)       (2.0%)    (1.3%)    (1.3%)      1.9%
Depreciation and Amortization(3)        $9.3      $8.8     $15.1      $21.3
Capital Expenditures                    $7.7      $0.6     $11.6       $5.0
CORPORATE
Operating Loss (1)                     ($2.6)    ($4.5)    ($4.6)     ($9.2)

Certain amounts for 1993 have been reclassified to conform with 1994 classifications.
* The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
(1) Net Sales less Total Costs and Expenses other than Interest Expense.
(2) Operating Profit (Loss) as a percentage of Net Sales.
(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes amounting to $2.7 million, $2.7 million, $5.4 million, and $5.4 million, respectively, for the Telecommunications and Space segment; $25.7 million, $25.7 million, $51.4 million, and $51.4 million, respectively, for the Defense Electronics segment; and $2.5 million, $2.5 million, $5.1 million, and $5.1 million, respectively, for the Commercial Technologies segment.
(4) Includes expenditures related to telecommunications and other equipment amounting to $42.2 million, $49.6 million, $134.7 million, and $51.5 million, respectively.

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


                 GM HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

Summary Pro Forma Financial Data*

Pro Forma Selected Financial Data

                                                       Six Months Ended
                                    Second Quarter         June 30,
                                  ------------------  ------------------
                                      1994      1993      1994      1993
                                  ------------------  ------------------
                                 (Dollars in Millions
                                 Except per Share Amounts)

Operating profit                    $418.9    $377.8    $904.7    $691.1
Income before income
  taxes and cumulative effect
  of accounting change              $431.5    $379.3    $939.8    $689.7
Earnings used for
  computation of available
  separate consolidated
  net income                        $267.3    $232.0    $549.4(1) $421.3
Average number of GM Class H
  dividend base shares (2)           399.9     399.9     399.9     399.9
Stockholder's Equity              $4,579.7  $3,856.8  $4,579.7  $3,856.8
Dividends per share of
  GM Class H common stock            $0.20     $0.18     $0.40     $0.36
Working capital                   $2,616.1  $2,052.7  $2,616.1  $2,052.7
Operating profit as a
  percent of net sales                11.9%     11.4%     12.8%     10.7%
Pre-tax income as a
  percent of revenues                 12.2%     11.4%     13.2%     10.6%
Net income as a
  percent of revenues                  7.6%      7.0%      7.7%      6.5%



  * The summary is unaudited and excludes GM purchase accounting adjustments related to the acquisition of Hughes.
(1) Includes unfavorable cumulative effect of accounting change of $30.4 million.
(2) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 91.7 million for the second quarter of 1994 and 86.0 million for the second quarter of 1993.

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